Spectra Energy Corp

Spectra Energy Partners, LP

5400 Westheimer Court

Houston, TX 77056

July 12, 2013

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spectra Energy Partners, LP

Registration Statement on Form S-3

Filed June 4, 2013

File No. 333-189066

Spectra Energy Corp

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 001-33007

Dear Ms. Ransom:

Set forth below are the responses of Spectra Energy Partners, LP (the “Partnership”) and Spectra Energy Corp (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2013, with respect to the Partnership’s Registration Statement on Form S-3, File No. 333-189066, filed with the Commission on June 4, 2013 (the “Registration Statement”) and the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012, File No. 001-33007, filed with the Commission on February 22, 2013. On the date hereof, the Partnership has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) through EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Spectra Energy Partners, LP

Registration Statement on Form S-3

Risk Factors, page 5

Securities and Exchange Commission

July 12, 2013

1.	We note that your stock price has experienced volatility relative to other reporting companies in your industry. Please include a risk factor to disclose this volatility.

RESPONSE:

The Partnership acknowledges the Staff’s comment, and undertakes to include a risk factor, substantially in the form below, in a periodic or current report to be filed by the Partnership prior to requesting effectiveness of the Registration Statement:

The market price of our common units has experienced a high level of volatility relative to our peers.

The market price of our common units has experienced a high level of volatility relative to our peers. This volatility may affect the price at which you could sell our common units.

Index to Exhibits, page II-6

2.	We note your footnote indicating that you might file the form of senior and subordinated indentures listed as Exhibits 4.3 and 4.4 in a post-effective amendment to the registration statement. Please be advised that the forms of indenture will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits. For additional guidance, refer to section 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

RESPONSE:

The Partnership acknowledges the Staff’s comment, and has filed the forms of senior and subordinated indentures listed as Exhibits 4.3 and 4.4 to Amendment No. 1.

3.	You indicate that you will file Exhibits 25.1 and 25.2, the Statements of Eligibility of Trustee on Form T-1, as exhibits to a Current Report on Form 8-K or post-effective amendment to your registration statement on Form S-3. Please note that the Form T-1 should be filed under the electronic form type “305B2.” For additional guidance, refer to section 206.01 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

RESPONSE:

The Partnership acknowledges the Staff’s comment, and has revised the exhibit index in Amendment No. 1 to indicate that Exhibits 25.1 and 25.2 will be filed under the electronic form type “305B2.”

Securities and Exchange Commission

July 12, 2013

Spectra Energy Corp

Form 10-K for the Fiscal Year Ended December 31, 2012

DCP Midstream, LLC

6. Property, Plant and Equipment, page F-21

4.	Refer to your disclosure where you state, “[w]e revised the depreciable lives for our gathering and transmission systems, processing, storage and terminal facilities, and other assets, effective April 1, 2012. The key contributing factors to the change in depreciable lives is an increase in the estimated remaining economically recoverable reserves, resulting from the development of techniques that improve commodity production in the regions our assets serve. Advances in extraction processes, along with improved technology used to locate commodity reserves, is giving producers greater access to unconventional commodities. The new remaining depreciable lives resulted in an approximate $180 million reduction in depreciation expense for the year ended December 31, 2012.” Please tell us in further detail your basis and timing for the revisions to your depreciable lives resulting from these advances in technology. Lastly, please expand your disclosures throughout your filing to provide more insight into how these technological advances result in longer depreciable lives of these assets.

RESPONSE:

The following response is based on the Company’s discussions with DCP Midstream, LLC (“DCP Midstream”) with respect to the basis and timing for the revisions to depreciable lives of its gathering and transmission systems, processing, storage and terminal facilities, and other assets.

DCP Midstream indicates that it considered the guidance in SEC Staff Accounting Bulletin Topic 5.CC which states, in part, “[t]he staff also believes that registrants must continually evaluate the appropriateness of useful lives assigned to long-lived assets, including identifiable intangible assets and goodwill.” Pursuant to FASB Accounting Standards Codification section 250-10-20, “Accounting Changes and Error Corrections-Overall-Glossary,” a change in accounting estimate is a necessary consequence of an assessment of the present status and expected future benefits associated with assets that may result from new information.

Two techniques have recently gained widespread application—hydraulic fracturing and horizontal drilling. Collectively, these techniques have increased the access by producers of crude oil, natural gas and natural gas liquids (“oil and gas”) to unconventional oil and gas, including shale gas. The current production of raw natural gas, as well as better technology for locating oil and gas reserves, has increased the estimated total recoverable reserves and field lives around DCP Midstream’s footprint. Although these techniques have been available for a number of years, the overall impact and utilization for natural gas production did not occur until more recently.

Securities and Exchange Commission

July 12, 2013

Beginning in mid-2011, DCP Midstream began to experience an increase in its volume of natural gas gathered and processed from the decline experienced in 2008/2009. By the end of 2011, DCP Midstream’s natural gas gathered and processed matched its historical highs at 7.1 trillion British thermal units per day (“Tbtu/d”). Additionally, as a result of the advances in extraction processes, along with improved technology used to locate commodity reserves, DCP Midstream launched a new entity-wide maintenance program in 2012 to implement preventative approaches to make assets more effective and capable of being maintained for the longer production periods associated with producers’ reserves. The ongoing economic recovery in the United States and a subsequent increase in natural gas volumes gathered and processed by DCP Midstream to 7.2 Tbtu/d in the first quarter of 2012, coupled with DCP Midstream’s implementation of a new maintenance program in 2012, served as a trigger for DCP Midstream’s re-evaluation of the estimated useful lives of its property, plant and equipment.

In early 2012, DCP Midstream initiated a study, utilizing a third-party firm, to determine if the estimated economic useful lives of its property, plant and equipment had been affected by the events described above. This study revealed that DCP Midstream will be able to utilize some of its assets longer than it originally estimated because of the wide-spread application of advances in extraction processes, improved technology used to locate commodity reserves, an expanded DCP Midstream maintenance program and DCP Midstream’s ability to expand its processing plants within its footprint. This is consistent with the overall increase in oil and gas production in the United States, which includes the areas in which DCP Midstream conducts its operations.

The Company believes the concepts of expanded production have been incorporated in other areas of the filing, as on page 53 of the Company’s 2012 Form 10-K, where the Company discusses matters affecting future Field Services’ results and states: “Drilling levels vary by geographic area, but in general, drilling remains robust in areas with a high content of liquids in the gas stream and crude oil drilling with associated gas production. In other areas, drilling continues to remain relatively modest. As a result of advances in technology, such as horizontal drilling and hydraulic fracturing in shale plays, gas production has grown significantly in relation to demand.”

While there were multiple considerations in the basis and timing for DCP Midstream’s revisions to its depreciable lives as described above, the key contributing factors were the widespread application of techniques, such as hydraulic fracturing and horizontal drilling, and improved technologies used to locate commodity reserves.

Securities and Exchange Commission

July 12, 2013

In future filings as appropriate, DCP Midstream will expand its Property, Plant and Equipment note to its financial statements to discuss the 2012 change in estimate as follows. Changed text is bracketed and underlined for your convenience:

“We revised the depreciable lives for our gathering and transmission systems, processing, storage and terminal facilities, and other assets, effective April 1, 2012. The key contributing factors to the change in depreciable lives is an increase in the [producers’] estimated remaining economically recoverable reserves, resulting from the [widespread application] [~~development~~] of techniques[, such as hydraulic fracturing and horizontal drilling,] that improve commodity production in the regions our assets serve. Advances in extraction processes, along with improved technology used to locate commodity reserves, is giving producers greater access to unconventional commodities. The new remaining depreciable lives resulted in an approximate $180 million reduction in depreciation expense for the year ended December 31, 2012.”

In addition, in future filings as appropriate, the Company will expand Management’s Discussion and Analysis of Financial Condition and Results of Operations covering Field Services, currently on page 52 of its 2012 Form 10-K, as follows. Changed text is bracketed and underlined for your convenience:

“• a $60 million increase due to decreased depreciation expense as a result of changes to the remaining useful lives of DCP Midstream’s gathering, transmission, processing, storage and other assets during the second quarter of 2012. The key contributing factor to the change is an increase in [producers’] estimated remaining economically recoverable commodity reserves, resulting from advances in extraction processes[, such as hydraulic fracturing and horizontal drilling,] as well as improved technology used to locate commodity reserves,”

As requested in your letter, the Partnership hereby confirms that in the event the Partnership requests acceleration of the effective date of the pending registration statement, the Partnership will provide a written statement acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection with responding to the Staff’s comments regarding the Company’s 2012 Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 12, 2013

Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400 or Matthew R. Pacey of Vinson & Elkins L.L.P. at 713-758-4786.

Very truly yours,

SPECTRA ENERGY PARTERS, LP

By: Spectra Energy Partners (DE) GP, LP, its general partner

By: Spectra Energy Partners GP, LLC, its general partner

By:	/s/ J. Patrick Reddy
Name:	J. Patrick Reddy
Title:	Vice President and Chief Financial Officer

SPECTRA ENERGY CORP

By:	/s/ J. Patrick Reddy
Name:	J. Patrick Reddy
Title:	Chief Financial Officer

cc:

Commission

Robert Babula, Staff Accountant

Andrew Mew, Accounting Branch Chief

Jacqueline Kaufman, Staff Attorney

Vinson & Elkins L.L.P.

Matthew R. Pacey

Spectra Energy Partners, LP

Julie A. Dill, President and Chief Executive Officer

Spectra Energy Corp

Gregory L. Ebel, President and Chief Executive Officer

Allen C. Capps, Vice President and Controller

Christopher Agbe-Davies, Associate General Counsel